

Integrys Energy Group, Inc.

First Quarter 2015 Earnings

Released May 5, 2015

Contents



NEWS RELEASE

Integrys Energy Group, Inc.

For Immediate Release
May 5, 2015

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports First Quarter 2015 Earnings

Chicago – May 5, 2015 – Integrys Energy Group, Inc. (NYSE: TEG) recognized earnings on a Generally Accepted Accounting Principles (GAAP) basis and an adjusted basis as follows:

	Three Months Ended March 31	
	2015	2014
GAAP earnings (millions)	**$129.5**	$152.4
GAAP diluted earnings per share	**$1.60**	$1.89
Adjusted earnings (millions) *	**$131.0**	$139.5
Diluted earnings per share – adjusted *	**$1.61**	$1.73

Adjusted earnings exclude the effects of certain items that are not comparable from one period to the next.

FIRST QUARTER RESULTS

Adjusted earnings for the first quarter decreased $8.5 million from 2014 to 2015. Lower earnings at both the electric transmission investment segment and electric utility segment drove the decrease.

Electric transmission investment segment earnings were down $3.4 million quarter over quarter. The first quarter 2015 earnings from American Transmission Company LLC included a reserve for an anticipated refund to customers related to a complaint filed with the Federal Energy Regulatory Commission requesting a lower return on equity for certain transmission owners.

Electric segment earnings were down $3.2 million quarter over quarter. This decrease in earnings was primarily due to the sale of Upper Peninsula Power Company in August 2014. Earnings of approximately $4 million from Upper Peninsula Power were included in the first quarter 2014 electric segment earnings as the sale of this business did not meet the criteria for discontinued operations treatment.

* This news release includes non-GAAP financial measures. Schedules that provide details on these measures and reconcile these measures to the most comparable GAAP figures are included with this news release.

Natural gas segment earnings were down slightly quarter over quarter, driven by lower sales volumes due to warmer weather.

SUPPLEMENTAL DATA PACKAGE

A supplemental data package has been posted on Integrys Energy Group's website. It includes this news release, as well as financial statements, non-GAAP financial information, and quarterly financial information by reportable segment.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group makes statements concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although Integrys Energy Group believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that such statements will prove correct.

Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2014, as may be amended or supplemented in Part II, Item 1A of subsequently filed Quarterly Reports on Form 10-Q, and those identified below:

- The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;
- Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain Integrys Energy Group's business and operational relationships, and the risk that unexpected costs will be incurred during this process;
- The risk of terrorism or cyber security attacks, including the associated costs to protect assets and respond to such events;
- The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;
- The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;
- Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;
- The impact of unplanned facility outages;
- The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;

- The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and the ability to adequately forecast energy use for Integrys Energy Group's customers;
- Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;
- Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;
- Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on Integrys Energy Group's and its subsidiaries' liquidity and financing efforts;
- The ability to retain market-based rate authority;
- The effects, extent, and timing of competition or additional regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- The ability to use tax credit, net operating loss, and/or charitable contribution carryforwards;
- The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;
- The risk associated with the value of goodwill or other intangible assets and their possible impairment;
- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- The financial performance of American Transmission Company and its corresponding contribution to Integrys Energy Group's earnings;
- The timing and outcome of any audits, disputes, and other proceedings related to taxes;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in reports Integrys Energy Group files with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is an energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company), and nonregulated energy operations.

More information is available at www.integrysgroup.com.

Connect With Us:

@TEGinvestors on

– Unaudited Financial Statements to Follow –

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended March 31			
(Millions, except per share data)		**2015**		**2014**
Operating revenues	$	**1,163.2**	$	1,638.0
Cost of sales		**577.7**		975.6
Operating and maintenance expense		**261.0**		332.6
Depreciation and amortization expense		**74.7**		70.6
Taxes other than income taxes		**25.6**		26.9
Operating income		**224.2**		232.3
Earnings from equity method investments		**17.5**		22.9
Miscellaneous income		**6.6**		5.8
Interest expense		**38.2**		38.9
Other expense		**(14.1)**		(10.2)
Income before taxes		**210.1**		222.1
Provision for income taxes		**78.9**		81.9
Net income from continuing operations		**131.2**		140.2
Discontinued operations, net of tax		**(0.9)**		12.9
Net income		**130.3**		153.1
Preferred stock dividends of subsidiary		**(0.8)**		(0.8)
Noncontrolling interest in subsidiaries		**—**		0.1
Net income attributed to common shareholders	$	**129.5**	$	152.4
Average shares of common stock				
Basic		**80.2**		80.2
Diluted		**80.8**		80.5
Earnings per common share (basic)				
Net income from continuing operations	$	**1.62**	$	1.74
Discontinued operations, net of tax		**(0.01)**		0.16
Earnings per common share (basic)	$	**1.61**	$	1.90
Earnings per common share (diluted)				
Net income from continuing operations	$	**1.61**	$	1.73
Discontinued operations, net of tax		**(0.01)**		0.16
Earnings per common share (diluted)	$	**1.60**	$	1.89
Dividends per common share declared	$	**0.68**	$	0.68

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)	Three Months Ended March 31	
(Millions)	**2015**	**2014**
Net income	$ **130.3**	$ 153.1
Other comprehensive income (loss), net of tax:		
Cash flow hedges		
Reclassification of net losses (gains) to net income, net of tax of $0.1 million and $0.9 million, respectively	**0.1**	(0.6)
Defined benefit plans		
Pension and other postretirement benefit costs arising during period, net of tax of an insignificant amount for all periods presented	**—**	(0.1)
Amortization of pension and other postretirement benefit costs included in net periodic benefit cost, net of tax of $0.5 million and $0.3 million, respectively	**0.7**	0.3
Defined benefit plans, net	**0.7**	0.2
Other comprehensive income (loss), net of tax	**0.8**	(0.4)
Comprehensive income	**131.1**	152.7
Preferred stock dividends of subsidiary	**(0.8)**	(0.8)
Noncontrolling interest in subsidiaries	**—**	0.1
Comprehensive income attributed to common shareholders	$ **130.3**	$ 152.0

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions, except share and per share data)	2015	2014
Assets		
Cash and cash equivalents	$ 86.4	$ 18.0
Accounts receivable and accrued unbilled revenues, net of reserves of $58.3 and $63.3, respectively	720.8	699.8
Inventories	179.9	327.2
Regulatory assets	86.2	118.9
Assets held for sale	51.5	52.2
Deferred income taxes	39.8	52.4
Prepaid taxes	51.7	136.2
Other current assets	43.0	57.4
Current assets	1,259.3	1,462.1
Property, plant, and equipment, net of accumulated depreciation of $3,330.2 and $3,322.0, respectively	6,928.8	6,827.7
Regulatory assets	1,507.3	1,513.6
Equity method investments	556.0	550.6
Goodwill	655.4	655.4
Other long-term assets	262.2	272.6
Total assets	$ 11,169.0	$ 11,282.0
Liabilities and Equity		
Short-term debt	$ 133.3	$ 317.6
Current portion of long-term debt	125.0	125.0
Accounts payable	414.6	490.7
Accrued taxes	108.6	87.7
Regulatory liabilities	171.6	153.7
Liabilities held for sale	13.6	13.8
Other current liabilities	282.1	261.0
Current liabilities	1,248.8	1,449.5
Long-term debt	2,956.3	2,956.3
Deferred income taxes	1,599.5	1,570.0
Deferred investment tax credits	63.6	60.6
Regulatory liabilities	402.4	399.9
Environmental remediation liabilities	573.2	579.9
Pension and other postretirement benefit obligations	271.2	274.6
Asset retirement obligations	485.0	479.1
Other long-term liabilities	155.3	161.3
Long-term liabilities	6,506.5	6,481.7
Commitments and contingencies		
Common stock – $1 par value; 200,000,000 shares authorized; 79,963,091 shares issued; 79,534,171 shares outstanding	80.0	80.0
Additional paid-in capital	2,629.2	2,642.2
Retained earnings	701.1	626.0
Accumulated other comprehensive loss	(26.8)	(27.6)
Shares in deferred compensation trust	(20.9)	(20.9)
Total common shareholders' equity	3,362.6	3,299.7
Preferred stock of subsidiary – $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Total liabilities and equity	$ 11,169.0	$ 11,282.0

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	**2015**	**2014**
Operating Activities		
Net income	$ **130.3**	$ 153.1
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization expense	**74.7**	71.3
Recoveries and refunds of regulatory assets and liabilities	**18.1**	54.1
Net unrealized gains on energy contracts	**(0.5)**	(19.7)
Bad debt expense	**9.2**	19.3
Pension and other postretirement expense	**7.7**	7.2
Pension and other postretirement contributions	**(2.9)**	(68.6)
Deferred income taxes and investment tax credits	**45.2**	90.3
Equity income, net of dividends	**(4.0)**	(3.9)
Other	**(10.9)**	1.1
Changes in working capital		
Collateral on deposit	**0.6**	(37.0)
Accounts receivable and accrued unbilled revenues	**(38.9)**	(531.5)
Inventories	**146.9**	121.6
Other current assets	**104.9**	(65.3)
Accounts payable	**(40.8)**	272.1
Temporary LIFO liquidation credit	**33.5**	150.9
Other current liabilities	**51.1**	54.7
Net cash provided by operating activities	**524.2**	269.7
Investing Activities		
Capital expenditures	**(208.8)**	(159.6)
Capital contributions to equity method investments	**(1.7)**	(5.1)
Withdrawal of restricted cash from Rabbi trust for qualifying payments	**10.9**	—
Other	**2.1**	1.4
Net cash used for investing activities	**(197.5)**	(163.3)
Financing Activities		
Short-term debt, net	**(184.3)**	(4.1)
Shares purchased for stock-based compensation	**(17.5)**	(9.8)
Payment of dividends		
Preferred stock of subsidiary	**(0.8)**	(0.8)
Common stock	**(54.1)**	(54.1)
Other	**(1.6)**	(3.3)
Net cash used for financing activities	**(258.3)**	(72.1)
Net change in cash and cash equivalents	**68.4**	34.3
Cash and cash equivalents at beginning of period	**18.0**	22.3
Cash and cash equivalents at end of period	$ **86.4**	$ 56.6

Integrys Energy Group, Inc.

Diluted Earnings Per Share – Adjusted
and Weather Impacts

Diluted Earnings Per Share Information (Non-GAAP Information)

We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP. Tax impacts are calculated using the applicable combined federal and state statutory rate modified for any attributable permanent tax effect and/or tax credit.

	Three Months Ended March 31	
	2015	**2014**
Diluted EPS	$ **1.60**	$ 1.89
Special Items (net of taxes):		
Discontinued operations	**0.01**	(0.16)
Diluted EPS – adjusted	$ **1.61**	$ 1.73
Average Shares of Common Stock – Diluted *(in millions)*	**80.8**	80.5

Weather Impacts (Compared to Normal, Net of Decoupling)

Dollar Impacts, Net of Taxes	Three Months Ended March 31	
(Millions)	**2015**	**2014**
Natural gas utility segment	$ **1.9**	$ 7.4
Electric utility segment	**1.5**	5.7
Total	$ **3.4**	$ 13.1

	Three Months Ended March 31	
Diluted EPS Impacts, Net of Taxes	**2015**	**2014**
Natural gas utility segment	$ **0.02**	$ 0.09
Electric utility segment	**0.02**	0.07
Total	$ **0.04**	$ 0.16

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the three months ended March 31, 2015 and 2014.

March 31, 2015 (Millions)	Natural Gas Utility		Electric Utility		Electric Transmission Investment		Integrys Energy Services		Holding Company and Other		Integrys Energy Group Consolidated	
Net income (loss) attributed to common shareholders	$	97.7	$	27.9	$	10.3	$	(0.8)	$	(5.6)	$	129.5
Special Items (net of taxes)												
Discontinued operations		—		—		—		0.8		0.1		0.9
Merger transaction costs		—		—		—		—		0.6		0.6
Adjusted earnings (loss)	$	97.7	$	27.9	$	10.3	$	—	$	(4.9)	$	131.0

March 31, 2014 (Millions)	Natural Gas Utility		Electric Utility		Electric Transmission Investment		Integrys Energy Services		Holding Company and Other		Integrys Energy Group Consolidated	
Net income (loss) attributed to common shareholders	$	99.1	$	31.1	$	13.7	$	13.0	$	(4.5)	$	152.4
Special Item (net of taxes)												
Discontinued operations		—		—		—		(13.0)		0.1		(12.9)
Adjusted earnings (loss)	$	99.1	$	31.1	$	13.7	$	—	$	(4.4)	$	139.5

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the three months ended March 31, 2015 and 2014.

March 31, 2015	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ 1.21	$ 0.34	$ 0.13	$ (0.01)	$ (0.07)	$ 1.60
Special Items (net of taxes)						
Discontinued operations	—	—	—	0.01	—	0.01
Merger transaction costs	—	—	—	—	—	—
Diluted EPS – adjusted	$ 1.21	$ 0.34	$ 0.13	$ —	$ (0.07)	$ 1.61

March 31, 2014	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ 1.23	$ 0.39	$ 0.17	$ 0.16	$ (0.06)	$ 1.89
Special Item (net of taxes)						
Discontinued operations	—	—	—	(0.16)	—	(0.16)
Diluted EPS – adjusted	$ 1.23	$ 0.39	$ 0.17	$ —	$ (0.06)	$ 1.73

Integrys Energy Group, Inc.
Key Variances in Non-GAAP Adjusted Earnings – By Segment (*in Millions*)
Three Months Ended March 31, 2015

Reporting Segment	First Quarter 2014 Adjusted Earnings / Loss		Weather, Net of Decoupling		Utility Rate Impacts / Other Nonregulated Margins		Operating Expense Impacts		Tax Impacts / Other [1]		First Quarter 2015 Adjusted Earnings / Loss
Natural Gas Utility	$	99.1	$	(4.5)	$	3.4	$	3.5 [2]	$	(3.8)	$ 97.7
Electric Utility		31.1		(4.0)		(2.3)		7.5 [3]		(4.4) [4]	27.9
Electric Transmission Investment		13.7		—		—		—		(3.4) [5]	10.3
Holding Company and Other		(4.4)		—		0.8		(1.2)		(0.1)	(4.9)
Total	$	139.5	$	(8.5)	$	1.9	$	9.8	$	(11.7)	$ 131.0

Note: All amounts are shown net of tax. Certain variances have been adjusted to exclude amounts that have no impact on net income, including certain utility riders.

[1] Includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items

[2] Driven by a decrease in natural gas distribution costs at The Peoples Gas Light and Coke Company

[3] Driven by a decrease in maintenance costs at Wisconsin Public Service's Pulliam generation plant and jointly-owned plants

[4] Includes the impact on first quarter earnings of the sale of Upper Peninsula Power in August 2014. First quarter 2014 adjusted earnings include approximately $4 million from Upper Peninsula Power.

[5] Driven by a reduction to equity earnings from American Transmission Company due to a pending complaint before the Federal Energy Regulatory Commission regarding the base return on equity used by transmission owners

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(Millions)

	2014					2015
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr
Regulated Natural Gas Utility Segment						
Revenues	$ 1,272.0	$ 496.3	$ 286.4	$ 705.7	$ 2,760.4	$ 842.1
year-over-year change	60.2 %	34.2 %	11.4 %	3.2 %	31.1 %	(33.8)%
Purchased natural gas costs	830.4	273.2	115.0	385.8	1,604.4	447.1
Margins	$ 441.6	$ 223.1	$ 171.4	$ 319.9	$ 1,156.0	$ 395.0
year-over-year change	19.4 %	10.2 %	4.9 %	(1.0)%	9.2 %	(10.6)%
margins/revenues	34.7 %	45.0 %	59.8 %	45.3 %	41.9 %	46.9 %
Operating and maintenance expense	215.4	181.4	160.6	189.9	747.3	165.6
Depreciation and amortization expense	36.4	36.9	37.3	38.4	149.0	40.6
Taxes other than income taxes	10.8	9.0	11.0	10.1	40.9	11.5
Operating income (loss)	179.0	(4.2)	(37.5)	81.5	218.8	177.3
year-over-year change	8.1 %	N/M*	40.4 %	(18.7)%	(13.1)%	(0.9)%
Net income (loss) attributed to common shareholders	$ 99.1	$ (10.6)	$ (29.6)	$ 41.3	$ 100.2	$ 97.7
Total throughput in therms	2,006.8	698.0	465.9	1,286.0	4,456.7	1,811.1
year-over-year change	18.4 %	(2.0)%	2.5 %	(2.1)%	6.7 %	(9.8)%
Retail throughput in therms						
Residential	927.2	222.4	89.3	519.0	1,757.9	793.2
Commercial and industrial	301.4	76.9	39.7	168.1	586.1	255.7
Other	23.9	9.7	9.3	22.3	65.2	18.7
Total retail throughput in therms	1,252.5	309.0	138.3	709.4	2,409.2	1,067.6
Transport throughput in therms						
Residential	135.4	37.4	18.2	93.1	284.1	143.2
Commercial and industrial	618.9	351.6	309.4	483.5	1,763.4	600.3
Total transport throughput in therms	754.3	389.0	327.6	576.6	2,047.5	743.5
Regulated Electric Utility Segment						
Revenues	$ 349.2	$ 312.6	$ 342.5	$ 282.1	$ 1,286.4	$ 295.8
year-over-year change	5.2 %	(4.4)%	(3.2)%	(11.7)%	(3.4)%	(15.3)%
Fuel and purchased power costs	136.7	112.8	117.4	104.7	471.6	115.1
Margins	$ 212.5	$ 199.8	$ 225.1	$ 177.4	$ 814.8	$ 180.7
year-over-year change	12.7 %	2.1 %	2.1 %	(6.9)%	2.5 %	(15.0)%
margins/revenues	60.9 %	63.9 %	65.7 %	62.9 %	63.3 %	61.1 %
Operating and maintenance expense	116.0	122.6	104.5	102.4	445.5	91.7
Depreciation and amortization expense	25.6	26.3	26.0	25.1	103.0	25.0
Taxes other than income taxes	12.8	12.8	10.9	9.3	45.8	10.9
Gain on sale of UPPCO, net of transaction costs	—	0.9	(86.3)	—	(85.4)	—
Operating income	58.1	37.2	170.0	40.6	305.9	53.1
year-over-year change	9.8 %	(19.7)%	136.1 %	12.5 %	47.6 %	(8.6)%
Net income attributed to common shareholders	$ 31.1	$ 16.6	$ 96.5	$ 19.5	$ 163.7	$ 27.9
Sales in kilowatt-hours	3,671.6	3,506.2	3,743.3	3,468.8	14,389.9	3,677.9
year-over-year change	(7.1)%	(11.1)%	(10.5)%	(11.6)%	(10.1)%	0.2 %
Residential	898.3	687.2	750.9	705.5	3,041.9	762.1
Commercial and industrial	2,077.9	2,089.7	2,145.2	1,946.0	8,258.8	1,969.1
Wholesale and opportunity sales	684.8	721.7	839.5	807.9	3,053.9	937.5
Other	10.6	7.6	7.7	9.4	35.3	9.2
Electric Transmission Investment Segment						
American Transmission Company (ATC)						
Equity contributions to ATC	$ 5.1	$ 5.1	$ 3.4	$ 3.4	$ 17.0	$ 1.7
After-tax equity earnings recognized from ATC investment	13.7	13.8	14.2	9.6	51.3	10.3

Notes:

* Not meaningful

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(Millions, except Weather Information)

	2014					2015
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr
Nonregulated Segment - Integrys Energy Services						
Discontinued operations, net of tax	$ 13.0	$ (0.7)	$ 7.6	$ (19.5)	$ 0.4	$ (0.8)
Nonregulated Segment - Holding Company and Other						
Operating income (loss)	$ (4.8)	$ (9.8)	$ 2.1	$ (5.2)	$ (17.7)	$ (6.2)
Discontinued operations, net of tax	(0.1)	(0.1)	1.1	0.5	1.4	(0.1)
Net income (loss) attributed to common shareholders	$ (4.5)	$ (11.9)	$ (5.4)	$ (16.9)	$ (38.7)	$ (5.6)
Other Information:						
Capital Expenditures						
Regulated utility expenditures	$ 123.9	$ 151.8	$ 220.7	$ 246.7	$ 743.1	$ 176.4
Integrys Energy Services	0.7	0.2	—	—	0.9	—
Other	35.0	37.1	22.2	26.7	121.0	$ 32.4
Total Capital Expenditures	$ 159.6	$ 189.1	$ 242.9	$ 273.4	$ 865.0	$ 208.8
Weather information:						
Heating and Cooling Degree Days - WPS						
Heating Degree Days - Actual	4,515	1,020	243	2,786	8,564	3,946
period-over-period change	18.7 %	(7.9)%	12.5 %	(4.8)%	6.4 %	(12.6)%
compared with normal	23.8 %	4.6 %	15.7 %	6.2 %	14.9 %	7.8 %
Heating Degree Days - Normal	3,646	975	210	2,623	7,454	3,662
Cooling Degree Days - Actual	—	109	224	—	333	—
period-over-period change	N/M *	(16.8)%	(43.4)%	(100.0)%	(37.1)%	N/M *
compared with normal	(100.0)%	(22.1)%	(38.5)%	(100.0)%	(34.7)%	(100.0)%
Cooling Degree Days - Normal	1	140	364	5	510	1
Heating Degree Days - MGU						
Heating Degree Days - Actual	3,915	804	204	2,302	7,225	3,735
period-over-period change	24.3 %	2.0 %	32.5 %	(3.0)%	11.8 %	(4.6)%
compared with normal	26.3 %	5.5 %	60.6 %	6.3 %	17.4 %	17.6 %
Heating Degree Days - Normal	3,099	762	127	2,165	6,153	3,176
Heating Degree Days - MERC						
Heating Degree Days - Actual	4,701	1,070	240	3,076	9,087	4,036
period-over-period change	15.2 %	(12.3)%	37.9 %	(6.5)%	3.7 %	(14.1)%
compared with normal	19.7 %	10.9 %	2.1 %	5.8 %	13.1 %	2.5 %
Heating Degree Days - Normal	3,926	965	235	2,908	8,034	3,939
Heating Degree Days - PGL and NSG						
Heating Degree Days - Actual	3,870	696	119	2,336	7,021	3,590
period-over-period change	19.2 %	(13.2)%	52.6 %	(4.5)%	6.8 %	(7.2)%
compared with normal	25.1 %	(3.1)%	43.4 %	6.4 %	15.3 %	13.1 %
Heating Degree Days - Normal	3,093	718	83	2,195	6,089	3,175

Notes:

* Not meaningful